EXHIBIT 99.1

TRX Gold Announces New Financing Facilities

TORONTO, Feb. 10, 2025 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) today announced that Buckreef Gold Limited (“Buckreef Gold”) has entered into its first ever credit agreement with Stanbic Bank Tanzania Limited (“Stanbic”) and a Gold Prepayment Facility with Auramet International, Inc. (“Auramet”). TRX Gold has also renewed its At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC (“H.C. Wainwright”) as Lead Agent and Roth Capital Partners, LLC (“Roth Capital”) as Co-Agent. The combination of these facilities provides the Company with access to supplementary capital, strengthened liquidity, and additional financial flexibility to help accelerate growth in the short to medium term.

Credit Facility with Stanbic

The credit agreement consists of a $5 million revolving credit facility and a $4 million vehicle and asset financing (“VAF”) facility that may be used at the Company’s discretion. The $5 million revolving credit facility has a maximum tenor of twelve months and the $4 million VAF facility has a maximum tenor of thirty-six months. The revolving credit facility provides the Company with access to supplementary liquidity and may be used to support the working capital requirements of the business at the Company’s discretion. This facility will allow the Company to make cost effective decisions for deployment of capital across its operations to support continued expansion and growth.

The revolving credit facility and VAF facility include standard and customary financing terms and conditions, including those related to security, fees, representations, warranties, covenants, and conditions. This is the first credit facility entered into by Buckreef Gold.

Stanbic Bank Tanzania is a leading financial services provider in Tanzania, offering a comprehensive range of products and services to personal, business, and corporate clients. As a subsidiary of Standard Bank Group, Stanbic Bank Tanzania leverages its deep local knowledge and expertise with the global reach and capabilities of Standard Bank to support the growth and development of its clients.

Bankable Tanzania Limited served as Buckreef Gold's Transaction Advisor, responsible for structuring, negotiating, placing, and finalizing the Credit Facility with Stanbic, following a market sounding and competitive RFP process.

Gold Prepayment Facility with Auramet

Buckreef Gold has also entered into a new unsecured Gold Prepayment Facility with Auramet through which Buckreef Gold may, at its discretion, sell to Auramet up to a maximum, aggregate amount of 1,000 troy ounces of London good delivery gold bullion, up to a maximum of 21 calendar days prior to delivery. This facility revolves on a 21-day basis for a term of one year. At current gold spot prices, this facility can provide access to approximately US$2.75 million for working capital purposes. The Auramet Gold Prepayment Facility replaces the Gold Doré Purchase Agreement with OCIM Metals and Mining S.A. This facility will help provide increased financial flexibility to help manage working capital fluctuations and to accelerate growth.

Auramet is one of the largest physical precious metals merchants in the world with over $25 billion in annual revenues and provides a full range of services to all participants in the precious metals supply chain, including physical metals trading, metals merchant banking (including direct lending, royalties and streams) and project finance advisory services.

ATM Agreement with H.C. Wainwright and Roth Capital

The Company renewed its At The Market Offering Agreement with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, through the Lead Agent, common shares without par value (the “Shares”) having an aggregate offering price of up to US$25 million (the “Offering”). The renewed ATM facility replaces a prior $10 million ATM facility with H.C. Wainwright and Roth Capital and a $10 million purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”), which expired in mid-January 2025 pursuant to its terms.

The Offering is being made in the United States pursuant to a registration statement on Form F-10 (File No. 333-283907) filed with and declared effective by the United States Securities and Exchange Commission.

Sales of Shares will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the NYSE American. The Shares will be distributed at the market prices prevailing at the time of sale. As a result, prices may vary as between purchasers and during the period of distribution. No Shares in this Offering will be sold on the Toronto Stock Exchange or any other trading market in Canada. The Company is relying on section 602.1 of the TSX Company Manual for an exemption for eligible interlisted issuers from TSX requirements.

The Company intends to use the ATM prudently based on prevailing market conditions. If TRX Gold chooses to sell Shares under the ATM Offering, the Company intends to use the net proceeds of this offering for drilling, exploration and technical work for the development of the sulphide mineralized material at our Buckreef Gold Project, and for working capital and other general corporate purposes.

You can review the Company’s SEC filings and the Registration Statement by accessing the SEC’s internet site at http://www.sec.gov. The Company also maintains a website at http://www.trxgold.com, through which you can access the Company’s SEC filings.

TRX Gold’s CEO, Stephen Mullowney comments: “The Stanbic and Auramet facilities demonstrate a progression of the banking facilities available to the Company after having matured from an operation with a small test plant in 2021 to a 2,000 tonne per day commercial operation today. We have benefitted from having supportive partners in building out the expanded processing plant, and these new facilities provide the Company with added options and increased financial flexibility to assist us in managing working capital fluctuations, deploy capital more effectively and accelerate growth in the short to medium term. The renewed ATM facility replaces a prior $10 million ATM facility and a $10 million purchase agreement and is a prudent, normal corporate facility to have in place. It is also worth noting that the prior ATM facility was not utilized.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

For investor or shareholder inquiries, please contact:

Investors
Investor Relations
TRX Gold Corporation
IR@TRXgold.com
www.TRXgold.com